Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2020 Results

Shihezi, China—August 18, 2020—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the second quarter of 2020.

Second Quarter 2020 Financial and Operating Highlights

•	Polysilicon production volume was 18,097 MT in Q2 2020, compared to 19,777 MT in Q1 2020
•	Polysilicon sales volume was 18,881 MT in Q2 2020, compared to 19,101 MT in Q1 2020
•	Polysilicon average total production cost(1) was $5.79/kg in Q2 2020, compared to $5.86/kg in Q1 2020
•	Polysilicon average cash cost(1) was $4.87/kg in Q2 2020, compared to $5.01/kg in Q1 2020
•	Polysilicon average selling price (ASP) was $7.04/kg in Q2 2020, compared to $8.79/kg in Q1 2020
•	Revenue from continuing operations was $133.5 million in Q2 2020, compared to $168.8 million in Q1 2020
•	Gross profit from continuing operations was $22.7 million in Q2 2020, compared to $56.6 million in Q1 2020. Gross margin from continuing operations was 17.0% in Q2 2020, compared to 33.5% in Q1 2020
•	EBITDA (non-GAAP)(2) from continuing operations was $26.8 million in Q2 2020, compared to $63.1 million in Q1 2020. EBITDA margin (non-GAAP)(2) from continuing operations was 20.0% in Q2 2020, compared to 37.4% in Q1 2020
•	Net income attributable to Daqo New Energy Corp. shareholders was $2.4 million in Q2 2020, compared to $33.2 million in Q1 2020
•	Earnings per basic American Depositary Share (ADS) was $0.17 in Q2 2020, compared to $2.37 in Q1 2020
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $6.9 million in Q2 2020, compared to $37.7 million in Q1 2020
•	Adjusted earnings per basic ADS (non-GAAP)(2) was $0.49 in Q2 2020, compared to $2.69 in Q1 2020

	Three months ended
US$ millions except as indicated otherwise	Jun 30, 2020	Mar 31, 2020	Jun 30, 2019
Revenues	133.5	168.8	66.0
Gross profit	22.7	56.6	8.6
Gross margin	17.0%	33.5%	13.0%
Income / (loss) from operations	10.8	45.8	(0.4)
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	2.4	33.2	(2.2)
Earnings / (loss) per basic ADS ($ per ADS)	0.17	2.37	(0.16)
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	6.9	37.7	2.3
Adjusted earnings per basic ADS (non-GAAP)(2) ($ per ADS)	0.49	2.69	0.17
EBITDA (non-GAAP)(2) from continuing operations	26.8	63.1	10.2
EBITDA margin (non-GAAP)(2) from continuing operations	20.0%	37.4%	15.5%
Polysilicon sales volume (MT)	18,881	19,101	7,130
Polysilicon average total production cost ($/kg)(1)	5.79	5.86	8.12
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	4.87	5.01	6.65

Notes:

(1)	Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA from continuing operations, EBITDA margin from continuing operations, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “The second quarter of 2020 was a particularly challenging time for the polysilicon industry. Beginning in late March, the global spread of COVID-19 and related lockdowns, particularly in the U.S., Europe and certain emerging markets, resulted in significant disruptions to demand for solar PV products. End-market customers delayed module orders and shipments due to uncertainties about the duration and economic impact of the pandemic, as well as logistical challenges. This led to short-term market uncertainty and volatility across the entire solar PV industry during the second quarter. This abnormal market environment, with its sharp and sudden drop in demand, resulted in significant negative impact to polysilicon pricing for the quarter. Fortunately, the impact was temporary, and the market began to recover in May with orders and demand normalizing in June, supported by a strong end-market in China and abroad. We are pleased that despite such challenges faced by the industry during the period, Daqo New Energy was able to generate positive net income for the quarter, further demonstrating the strength and resilience of our business model and our proven low cost structure.”

“Towards the end of the second quarter, we began to see very positive momentum in solar PV demand in both domestic and overseas markets, supported by further capacity expansions by downstream mono-wafer customers. This has translated into meaningful demand improvement for polysilicon, which has driven a significant increase in polysilicon ASPs recently. Current market ASPs for mono-grade polysilicon are approximately $11~$12/kg, a significant improvement from approximately $7.5/kg in the second quarter. We expect polysilicon supply to remain tight as the overall demand for PV solar continues to grow, supported by continued mono-wafer production capacity expansion and limited additional supply of polysilicon over the next 15 months.”

“In the second quarter, we produced and sold 18,097 MT and 18,881 MT of polysilicon, respectively, exceeding our guidance. We conducted annual maintenance for our manufacturing facility in the second quarter. However, some technology upgrade projects, as well as equipment modification, have been re-scheduled to August due to the delayed delivery of some key equipment and long-lead time maintenance parts. This will have some impact on the third quarter production volume. As a result, we expect to produce approximately 17,500 MT to 18,000 MT of polysilicon during the third quarter. We expect to resume to 100% utilization rate in September after the completion of such projects. Our expected annual production volume for 2020 remains unchanged at 73,000 MT to 75,000 MT.”

“During the quarter, we continued to make strong progress towards quality improvement and cost structure. Approximately 95% of our polysilicon production reached mono-grade quality during the quarter. At the same time, we continued to improve our cost structure, with further reductions in energy and material usage per unit of production. Despite the impact of annual maintenance during the quarter, we achieved a historically-low cash cost of $4.87/kg.”

“We believe the solar PV market has entered a new phase of sustained growth as grid parity has been achieved in many countries and regions around the globe. Solar PV is one of the very few energy resources which are clean, sustainable and cost effective, even compared with traditional fossil fuel power generation methods. It is playing an increasingly important role in meeting the growing global energy demand and addressing critical environmental issues such as climate change and sustainable development. We will continue our commitment to provide high quality polysilicon products to better serve the fast-growing demand for solar PV energy.”

Outlook and guidance

The Company expects to produce approximately 17,500 MT to 18,000 MT of polysilicon and sell approximately 17,000 MT to 17,500 MT of polysilicon to external customers during the third quarter of 2020. For the full year of 2020, the Company expects to produce approximately 73,000 MT to 75,000 MT of polysilicon, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Second Quarter 2020 Results

Revenues

Revenues were $133.5 million, compared to $168.8 million in the first quarter of 2020 and $66.0 million in the second quarter of 2019. The sequential decrease in revenues was primarily due to lower ASP combined with lower polysilicon sales volume.

Gross profit and margin

Gross profit was $22.7 million, compared to $56.6 million in the first quarter of 2020 and $8.6 million in the second quarter of 2019. Gross margin was 17.0%, compared to 33.5% in the first quarter of 2020 and 13.0% in the second quarter of 2019. The decrease in gross margin was primarily due to lower ASP despite the improvement in production costs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $10.1 million, compared to $8.9 million in the first quarter of 2020 and $7.8 million in the second quarter of 2019. SG&A expenses during the quarter included $4.0 million in non-cash share-based compensation costs related to the Company’s share incentive plan.

Research and development expenses

Research and development (R&D) expenses were $2.0 million, compared to $1.7 million in the first quarter of 2020 and $1.5 million in the second quarter of 2019. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income / loss from operations and operating margin

As a result of the foregoing, income from operations was $10.8 million, compared to $45.8 million in the first quarter of 2020 and loss from operations of $0.4 million in the second quarter of 2019. Operating margin was 8.1%, compared to 27.1% in the first quarter of 2020.

Interest expense

Interest expense was $6.7 million, compared to $6.3 million in the first quarter of 2020 and $1.9 million in the second quarter of 2019.

EBITDA (non-GAAP)

EBITDA (non-GAAP) from continuing operations was $26.8 million, compared to $63.1 million in the first quarter of 2020 and $10.2 million in the second quarter of 2019. EBITDA margin (non-GAAP) was 20.0%, compared to 37.4% in the first quarter of 2020 and 15.5% in the second quarter of 2019.

Net income / loss attributable to Daqo New Energy Corp. shareholders and earnings / loss per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $2.4 million in the second quarter of 2020, compared to net income attributable to Daqo New Energy Corp. shareholders of $33.2 million in the first quarter of 2020 and net loss attributable to Daqo New Energy Corp. shareholders of $2.2 million in the second quarter of 2019.

Earnings per basic ADS was $0.17 in the second quarter of 2020, compared to earnings per basic ADS of $2.37 in the first quarter of 2020, and loss per basic ADS of $0.16 in the second quarter of 2019.

Financial Condition

As of June 30, 2020, the Company had $115.8 million in cash and cash equivalents and restricted cash, compared to $120.8 million as of March 31, 2020 and $79.6 million as of June 30, 2019. As of June 30, 2020, the notes receivable balance was $8.2 million, compared to $4.4 million as of March 31, 2020 and $9.4 million as of June 30, 2019. As of June 30, 2020, total borrowings were $264.8 million, of which $116.9 million were long-term borrowings, compared to total borrowings of $265.6 million, including $149.0 million long-term borrowings, as of March 31, 2020 and total borrowings of $243.2 million, including $151.5 million long-term borrowings, as of June 30, 2019.

Cash Flows

For the six months ended June 30, 2020, net cash provided by operating activities was $47.0 million, compared to $67.8 million in the same period of 2019.

For the six months ended June 30, 2020, net cash used in investing activities was $60.4 million, compared to $144.9 million in the same period of 2019. The net cash used in investing activities in 2020 and 2019 was primarily related to the capital expenditures on Xinjiang Phase 3B and 4A polysilicon projects.

For the six months ended June 30, 2020, net cash provided by financing activities was $16.2 million, compared to $61.3 million in the same period of 2019.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, and the Company had removed this adjustment from the non-GAAP reconciling item since the fourth quarter of 2018, because as of the end of the third quarter of 2018, all of the polysilicon machinery and equipment had been either relocated to Xinjiang, disposed, or planned to be disposed of in due course. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on August 18, 2020. (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

https://services.choruscall.com/links/dq200818.html

A replay of the call will be available 1 hour after the end of the conference through August 25, 2020.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10147211

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter and the full year of 2020 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Six months ended
	Jun 30, 2020	Mar 31, 2020	Jun 30, 2019	Jun 30, 2020	Jun 30, 2019
Revenues	$133,518	$168,831	$65,959	$302,349	$147,163
Cost of revenues	(110,820)	(112,277)	(57,390)	(223,097)	(120,253)
Gross profit	22,698	56,554	8,569	79,252	26,910
Operating expenses
Selling, general and administrative expenses	(10,120)	(8,892)	(7,806)	(19,012)	(15,742)
Research and development expenses	(1,958)	(1,654)	(1,527)	(3,612)	(2,824)
Other operating income / (expense)	133	(215)	365	(82)	434
Total operating expenses	(11,945)	(10,761)	(8,968)	(22,706)	(18,132)
Income / (loss) from operations	10,753	45,793	(399)	56,546	8,778
Interest expense	(6,653)	(6,287)	(1,889)	(12,940)	(3,910)
Interest income	368	151	258	519	582
Foreign exchange loss	-	-	(1)	-	(189)
Income / (loss) before income taxes	4,468	39,657	(2,031)	44,125	5,261
Income tax expense	(2,037)	(6,344)	(662)	(8,381)	(2,091)
Net income / (loss) from continuing operations	2,431	33,313	(2,693)	35,744	3,170
(Loss) / income from discontinued operations, net of tax	(55)	(86)	504	(141)	1,282
Net income / (loss)	2,376	33,227	(2,189)	35,603	4,452
Net loss attributable to non-controlling interest	(7)	(3)	-	(10)	-
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	$2,383	$33,230	$(2,189)	$35,613	$4,452

Net income / (loss)	2,376	33,227	(2,189)	35,603	4,452
Other comprehensive income/ (loss):
Foreign currency translation adjustments	1,213	(9,819)	(12,271)	(8,606)	744
Total other comprehensive income / (loss)	1,213	(9,819)	(12,271)	(8,606)	744
Comprehensive income / (loss)	3,589	23,408	(14,460)	26,997	5,196
Comprehensive loss attributable to non-controlling interest	(6)	(9)	-	(15)	-
Comprehensive income / (loss) attributable to Daqo New Energy Corp. shareholders	$3,595	$23,417	$(14,460)	$27,012	$5,196

Earnings / (loss) per ADS
- continuing operations	0.17	2.38	(0.20)	2.55	0.23
- discontinued operations	-	(0.01)	0.04	(0.01)	0.10
Basic	0.17	2.37	(0.16)	2.54	0.33

- continuing operations	0.16	2.28	(0.20)	2.44	0.23
- discontinued operations	-	(0.01)	0.04	(0.01)	0.09
Diluted	0.16	2.27	(0.16)	2.43	0.32
Weighted average ADS outstanding
Basic	14,109,241	13,991,847	13,492,010	14,042,495	13,426,612
Diluted	14,682,134	14,669,820	13,936,671	14,664,055	13,846,728

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Jun 30, 2020	Mar 31, 2020	Jun 30, 2019
ASSETS:
Current Assets:
Cash and cash equivalents	$88,215	$63,168	$31,250
Restricted cash	27,551	57,639	48,375
Accounts receivable, net	65	213	86
Notes receivable	8,163	4,402	9,435
Prepaid expenses and other current assets	13,476	13,249	13,765
Advances to suppliers	6,712	8,962	8,688
Inventories, net	26,824	33,234	19,871
Amount due from related parties	12	-	4,572
Current assets associated with discontinued operation	667	664	1,133
Total current assets	171,685	181,531	137,175
Property, plant and equipment, net	956,675	968,418	763,388
Prepaid land use right	28,826	28,936	22,029
Deferred tax assets	1,332	1,330	823
Investment in affiliate	633	631	651
Operating lease Right-of-use assets	153	173	158
Non-current asset associated with discontinued operation	181	197	55,175
TOTAL ASSETS	1,159,485	1,181,216	979,399

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	147,839	116,602	91,760
Accounts payable	18,833	17,716	11,106
Notes payable	49,143	89,614	73,135
Advances from customers-short term portion	23,500	11,640	25,654
Payables for purchases of property, plant and equipment	97,239	106,208	25,213
Accrued expenses and other current liabilities	18,262	11,284	9,340
Amount due to related parties	8,169	43,363	683
Income tax payable	4,414	10,975	1,975
Lease liabilities - short term portion	74	85	115
Current liabilities associated with discontinued operation	877	1,164	6,879
Total current liabilities	368,350	408,651	245,860
Long-term borrowings	116,911	149,018	151,475
Advance from customers – long term portion	1,132	1,624	3,496
Amount due to related parties - long term portion	16,247	-	16,022
Other long-term liabilities	20,067	20,536	21,213
Deferred tax liabilities	5,459	6,271	1,159
Lease liabilities – long term portion	-	77	58
Non-current liabilities associated with discontinued operation	-	-	702
TOTAL LIABILITIES	528,166	586,177	439,985

EQUITY:
Ordinary shares	36	35	34
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	396,445	391,843	377,767
Accumulated gains	236,535	234,152	175,851
Accumulated other comprehensive loss	(28,538)	(29,750)	(12,489)
Total Daqo New Energy Corp.’s shareholders’ equity	602,729	594,531	539,414
Non-controlling interest	28,590	508	-
Total equity	631,319	595,039	539,414
TOTAL LIABILITIES & EQUITY	1,159,485	1,181,216	979,399

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the six months ended June 30,
	2020	2019
Operating Activities:
Net income	$35,603	$4,452
Less: (loss) / income from discontinued operations, net of tax	(141)	1,282
Net income from continuing operations	35,744	3,170
Adjustments to reconcile net income to net cash provided by operating activities	44,865	30,418
Changes in operating assets and liabilities	(33,599)	32,229
Net cash provided by operating activities-continuing operations	47,010	65,817
Net cash (used in) / provided by operation activities-discontinued operations	(50)	1,992
Net cash provided by operating activities	46,960	67,809

Investing activities:
Net cash used in investing activities-continuing operations	(60,195)	(146,547)
Net cash (used in) / provided by investing activities-discontinuing operations	(195)	1,647
Net cash used in investing activities	(60,390)	(144,873)

Financing activities:
Cash received from minority investors	28,088	-
Cash (used in) / received from other financing activities	(11,796)	72,263
Net cash provided by financing activities – continuing operations	16,292	72,263
Net cash used in financing activities – discontinued operations	(64)	(10,971)
Net cash provided by financing activities	16,228	61,292

Non-cash transactions
Effect of exchange rate changes	(1,667)	357
Net increase / (decrease) in cash, cash equivalents and restricted cash	1,131	(15,415)
Cash, cash equivalents and restricted cash at the beginning of the period	115,294	95,120
Cash, cash equivalents and restricted cash at the end of the period	116,425	79,705

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Jun 30, 2020	Jun 30, 2019
Cash and cash equivalents	88,874	31,330
Restricted cash	27,551	48,375
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	116,425	79,705

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Six months Ended
	Jun 30, 2020	Mar 31, 2020	Jun 30, 2019	Jun 30, 2020	Jun 30, 2019
Net income / (loss) from continuing operation	2,431	33,313	(2,693)	35,744	3,170
Income tax expense	2,037	6,344	662	8,381	2,091
Interest expense	6,653	6,287	1,889	12,940	3,910
Interest income	(368)	(151)	(258)	(519)	(582)
Depreciation & Amortization	16,004	17,275	10,637	33,279	21,647
EBITDA from continuing operation (non-GAAP)	26,757	63,068	10,237	89,825	30,236
EBITDA margin from continuing operation (non-GAAP)	20.0%	37.4%	15.5%	29.7%	20.5%

	Three months Ended			Six months Ended
	Jun 30, 2020	Mar 31, 2020	Jun 30, 2019	Jun 30, 2020	Jun 30, 2019
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	2,383	33,230	(2,189)	35,613	4,452
Share-based compensation	4,491	4,461	4,486	8,952	8,960
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	6,874	37,691	2,297	44,565	13,412
Adjusted earnings per basic ADS (non-GAAP)	$0.49	$2.69	$0.17	$3.17	$1.00
Adjusted earnings per diluted ADS (non-GAAP)	$0.47	$2.57	$0.16	$3.04	$0.97

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86 178 1749 0483

E-mail: rvanguestaine@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com